SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	April	2011
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated April 6, 2011.

Document 1

For Immediate Release
  April 6, 2011
RM: 6 – 11

Crystallex Receives Delisting Notification from NYSE Amex

TORONTO, ONTARIO, April 6, 2011 – Crystallex International Corporation (TSX: KRY) (NYSE Amex: KRY) (the “Company”) has received notice, dated April 5, 2011, that the NYSE Amex LLC (the “Exchange”) intends to proceed with an application to the United States Securities and Exchange Commission (the “SEC”) to remove the Company’s common shares from listing on the Exchange.  This determination, which the Company intends to appeal, was made in light of the Exchange staff’s position that the Company is not in current compliance with certain standards for continued listing on the Exchange set forth in Part 10 of the NYSE Amex LLC Company Guide (the “Company Guide”).

Specifically, the Exchange staff believes that the Company is not in compliance with (i) Section 1003(c)(i) of the Company Guide on the basis that the Company has “substantially discontinued the business that it conducted at the time it was listed or admitted to trading” with the Exchange, and is no longer an operating company for purposes of continued listing on the Exchange, and (ii) Section 1002(c) of the Company Guide, which states that “the Exchange, as a matter of policy, will consider the suspension of trading in, or removal from listing or unlisting trading of, any security when, in the opinion of the Exchange the issuer has sold or otherwise disposed of its principal operating assets, or has ceased to be an operating company”.

The Exchange staff has made this determination based on information disclosed by the Company in its Annual Information Form for the year ended December 31, 2010, dated March 31, 2011 (which forms a part of the Company's Annual Report on Form 40-F). Specifically, the Exchange staff referred to events surrounding the termination of the Company’s Mine Operating Contract (the “MOC”) by the Corporacion Venezolana de Guayana on February 3, 2011 because of the lack of progress to the Las Cristinas Project for more than one year and for reasons of “opportunity and convenience”; the Company’s filing of a request for arbitration against Venezuela before the Additional Facility of the World Bank’s Centre for Settlement of Investment Disputes, which is currently pending; the Company’s commencement of an orderly handover of the Las Cristinas Project including, but not limited to, the security for the site, personnel and social projects; and the fact that the Company’s main asset is the pending arbitration, and that no other properties are currently owned or operated by the Company and mine exploration has ceased.  The Exchange staff also noted that over the last 30 trading days, the price per share of the Company’s common shares has averaged US$0.15 per share and as of April 1, 2011, it closed at US$0.16 per share.  Based on this low selling price, along with the information referred to above, the Exchange staff believe that the Company’s common shares are not suitable for continued listing.

In accordance with Sections 1009(d) and 1203 of the Company Guide, within seven calendar days of the date of the receipt of the notice from the Exchange, the Company plans to appeal the Exchange staff’s determination by requesting an oral hearing before a Listing Qualifications Panel.  There can be no assurance that the Company’s request for continued listing following the appeal will be granted.

The Company reasonably believes that there is value in the Company and is continuing to take steps to seek, through the arbitration process, full restitution by Venezuela of its investments, including the MOC, and the issuance of the Authorization to Affect Natural Resources permit from the Ministry of Environment and Natural Resources and compensation for interim losses suffered, or, alternatively full compensation for the value of its investment in an amount in excess of US$3.8 billion.  While pursuing the arbitration claim, the Company is continuing to seek settlement alternatives with the government of Venezuela, which would result, if completed successfully, in value to the Company’s stakeholders. The Company’s common shares will continue to trade on the Toronto Stock Exchange and will recommence trading on the Exchange while the Company’s appeal is pending. The Company will continue its normal course of business operations notwithstanding the status of its Exchange listing.

About Crystallex
Crystallex International Corporation is a Canadian based company, whose principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela. Crystallex shares trade on TSX (symbol: KRY) and NYSE-Amex (symbol: KRY).

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  Certain statements included or incorporated by reference in this Press Release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, political and foreign risk, uninsurable risks, competition, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of the Company’s MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Press Release and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	April 6, 2011	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer